I, Francis Huynh, certify that:

(1) the financial statements of JustHuynh Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of JustHuynh Inc. included in this Form reflects accurately the information reported on the tax return for JustHuynh Inc. filed for the fiscal year ended 2016.

_____
Francis Huynh
CEO

July 26, 2017